

Mail Stop 6010

September 21, 2007

Via Facsimile and U.S. Mail

Mr. Brian Moore
Chief Executive Officer
Symmetry Medical Inc.
220 W. Market Street
Warsaw, IN 46580

       Re: **Symmetry Medical Inc.**
              Form 10-K for the fiscal year ended December 30, 2006
              Filed March 13, 2007
              File No. 1-32374

Dear Mr. Moore:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant